PROSPECTUS
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W. R. BERKLEY CORPORATION
COMMON STOCK

    Up to 75,828 presently outstanding shares (the "Shares") of Common Stock, par value $.20 per share (the "Common Stock") of W. R. Berkley Corporation, a Delaware corporation (the "Corporation"), may be offered for sale from time to time by a certain stockholder of the Corporation (the "Selling Stockholder"). See "Selling Stockholder." The Corporation will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

    The Shares covered by this Prospectus may be sold by the Selling Stockholder or by pledgees, donees, transferees or other successors in interest. Sales of Shares by the Selling Stockholder may be effected from time to time in one or more transactions, including block trades, in negotiated transactions or in a combination of any such methods of sale. The selling price of the Shares may be at the market price prevailing at the time of sale, at a price related to such prevailing market price or at a negotiated price. The Selling Stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

    The Corporation's Common Stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the trading symbol "BKLY." On February 5, 1996, the last sale price of the Common Stock as quoted by NASDAQ was $49 per share.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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THE DATE OF THIS PROSPECTUS IS FEBRUARY 6, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Corporation with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

        1. Annual Report on Form 10-K for the year ended December 31, 1994, filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act");

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, filed with the Commission pursuant to
    Section 13 of the Exchange Act;

        3. Current Reports on Form 8-K, dated July 20, 1995, September 14, 1995, September 14, 1995, November 8, 1995 and December 28, 1995, filed with the Commission pursuant to Section 13 of the Exchange Act; and

        4. The description of the Common Stock of the Corporation contained in the Corporation's Registration Statement on Form 8-A dated July 25, 1974, filed with respect to such securities pursuant to Section 12 of the Exchange Act, and all amendments or reports filed for purposes of updating such description.

    All reports subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE DIRECTED TO:

                             Robert S. Gorin, Esq.
              Senior Vice President, General Counsel and Secretary
                           W. R. Berkley Corporation
                                165 Mason Street
                                 P.O. Box 2518
                       Greenwich, Connecticut 06836-2518
              Telephone requests may be directed to (203) 629-3000

    No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation or any underwriter, dealer or agent. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates and does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Corporation since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to such date.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

    The Corporation is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, 7 World Trade Center, New York, New York 10048, and Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    This Prospectus constitutes part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Corporation with the Commission under the Securities Act. This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with applicable regulations. For further information pertaining to the Corporation and the Shares offered hereby, reference is made to the Registration Statement and the Exhibits thereto which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                                THE CORPORATION

    The Corporation is an insurance holding company which, through its subsidiaries, operates in four segments of the insurance business: regional property casualty insurance; reinsurance (conducted through Signet Star Holdings, Inc.); specialty lines of insurance (including excess and surplus lines and commercial transportation); and insurance services operations (including the management of alternative insurance market mechanisms). The Corporation's regional insurance operations are conducted primarily in the Midwest, Southwest and Northeast sections of the United States. The reinsurance operations, specialty insurance and insurance services are conducted nationwide.

    The Corporation was founded on the concept that a group of autonomous regional and specialty insurance entities could compete effectively in selected markets within a very large industry in order to achieve a long term competitive advantage. Decentralized control allows each subsidiary the autonomy necessary to respond to local or specialty market conditions while capitalizing on the effectiveness of centralized investment and reinsurance management, and actuarial, financial and legal staff support.

    The Corporation's executive offices are located at 165 Mason Street, P.O. Box 2518, Greenwich, Connecticut 06836-2518, telephone number (203) 629-3000 The Corporation was incorporated in Delaware in 1970 as the successor to a New Jersey corporation incorporated in 1967.

                            APPLICATION OF PROCEEDS

    The Corporation will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

                              SELLING STOCKHOLDER

    The Shares offered by this Prospectus were initially issued to the Selling Stockholder pursuant to a Stock Purchase Agreement, dated May 3, 1994 (the "Agreement"), by and between the Selling Stockholder and the Corporation (the "Acquisition"). Pursuant to the terms of the Agreement, the Corporation agreed to register on Form S-3 certain shares of Common Stock of the Corporation held by the Selling Stockholder and to keep effective such registration for such period as may be reasonably necessary for the Selling Stockholder to dispose of such shares. The Corporation is responsible for and will bear the costs and expenses of preparing and maintaining such registration.

    Immediately following the consummation of the Acquisition, the Selling Stockholder held 151,657 shares of Common Stock, which amount is less than 1% of the Corporation's outstanding Common Stock. Because the Selling Stockholder may offer pursuant to this Prospectus all or some part of the 75,828 Shares to which this Prospectus relates, and because the offering may or may not be an underwritten offering on a firm commitment basis, no estimate can be given as of the date hereof as to the number of Shares to be offered for sale by the Selling Stockholder or as to the number of shares of Common Stock that will be held by the Selling Stockholder upon termination of such offering. See "Plan of Distribution."

    The following table sets forth certain information, as of the date of this Prospectus, with respect to the Selling Stockholder, who has not had a material relationship with the Corporation within the past three years:

                                                                                NO. OF SECURITIES
  SELLING                                                                         OWNED PRIOR TO
STOCKHOLDER                                                                          OFFERING
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Bobby G. Biggerstaff.........................................................         151,657

                              PLAN OF DISTRIBUTION

    Any or all of the Shares may be sold from time to time to purchasers directly by the Selling Stockholder. The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Corporation will receive no proceeds from the sale of the Shares by the Selling Stockholder.

    The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholder or by agreement between the Selling Stockholder and the Selling Stockholder's underwriters, dealers, brokers or agents.

    Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the Selling Stockholder and/or purchasers of Shares, for whom they may act. In addition, the Selling Stockholder and any such underwriters, dealers, brokers or agents that participate in the distribution of Shares may be deemed to be underwriters under the Securities Act, and any profits on the sale of Shares by them and any discounts, commissions or concessions received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of Shares will be selected by the Selling Stockholder and may have other business relationships with the Corporation and its subsidiaries or affiliates in the ordinary course of business.

    At any time a particular offer of Shares is made by the Selling Stockholder, a supplement to this Prospectus will be distributed, if required, which will set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares.

           DESCRIPTION OF THE CORPORATION'S OUTSTANDING CAPITAL STOCK

    The aggregate number of shares of capital stock of all classes which the Corporation has authority to issue is forty-five million (45,000,000) shares, of which forty million (40,000,000) shares are Common Stock of the par value of twenty cents ($.20) each, and five million (5,000,000) shares are Preferred Stock of the par value of ten cents ($.10) each. As of December 31, 1995, there were 20,168,167 shares of Common Stock and 1,450,000 shares of Preferred Stock outstanding.

COMMON STOCK

    Subject to the senior rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon dissolution and liquidation, holders of Common Stock are entitled to a ratable share of the net assets of the Company remaining after payment to the holders of the Preferred Stock of the full preferential amounts to which they are entitled. All outstanding shares of Common Stock are fully paid and nonassessable.

    The holders of Common Stock are entitled to one vote per share for the election of Directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock are not entitled to cumulative voting for the election of Directors. They are not entitled to preemptive rights.

    The transfer agent and registrar for the Common Stock is Chemical Bank.

PREFERRED STOCK

    The Preferred Stock has priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the Preferred Stock, to establish series of Preferred Stock and to fix and determine the variations as among series. The Board of Directors without stockholder approval could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

    The Corporation's outstanding Preferred Stock consists of 1,000,000 shares of Series A Cumulative Redeemable Preferred Stock and 450,000 shares of Series B Cumulative Redeemable Preferred Stock.

    The Series A Cumulative Redeemable Preferred Stock was issued on January 14, 1994 in connection with the sale of 6,000,000 Depositary Shares, each representing a 1/6 fractional interest in a share of Series A Cumulative Redeemable Preferred Stock. The liquidation preference of each share of Series A Cumulative Redeemable Preferred Stock is $150.00 (equivalent to $25.00 per Depositary Share). Dividends on the Series A Cumulative Redeemable Preferred Stock and the Depositary Shares representing such Series A Cumulative Redeemable Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears at the rate of 7 3/8% of the liquidation preference per annum (equivalent to $1.84375 per annum per Depositary Share). The Series A Cumulative Redeemable Preferred Stock and the Depositary Shares representing such Series A Cumulative Redeemable Preferred Stock may be redeemed for cash at the option of the Corporation, in whole or in part, at a redemption price of $150.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends, if any, thereon. The Series A Cumulative Redeemable Preferred Stock and the Depositary Shares representing such Series A Cumulative Redeemable Preferred Stock have no stated maturity and are not subject to any sinking fund or mandatory redemption or convertible into or exchangeable for any other property or securities of the Corporation.

    The Series B Cumulative Redeemable Preferred Stock was issued on December 28, 1995 in connection with the purchase from General Re Corporation ("General Re") of all of the capital stock of Signet Star Holdings, Inc. owned by General Re. As a result of a 1993 venture between the two companies, the Corporation had owned 60% and General Re had owned 40% of Signet Star Holdings, Inc. Pursuant to an Agreement and Plan of Restructuring, the Corporation issued to General Re 450,000 shares of Series B Cumulative Redeemable Preferred Stock having an aggregate liquidation preference of $68,800,000. The Series B Cumulative Redeemable Preferred Stock has a dividend rate increasing up to 6% during the first twelve months after issuance. The rate is thereafter subject to readjustment based on certain predetermined conditions. The Series B Cumulative Redeemable Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption or convertible into or exchangeable for any other property or securities of the Corporation.

ANTI-TAKEOVER PROVISIONS

    The Corporation currently has provisions in its Restated Certificate of Incorporation and By-Laws which could have an "anti-takeover" effect. The Board of Directors is divided into three classes, each class having a term of three years. Each year the term of one class expires. In addition, the affirmative vote or consent of the holders of four-fifths (80%) of the stock of the Corporation entitled to vote in elections of Directors is required to authorize any of the following transactions:

        (a) merger or consolidation of the Corporation into any other corporation; or

        (b) sale, lease, exchange, mortgage or other disposition of all or any substantial part of the assets of the Corporation to any other corporation, person or other entity; or

        (c) sale or lease by any other corporation, person or entity to the Corporation or any subsidiary thereof of any securities or assets (except assets having an aggregate fair market value of less than $4,000,000) in exchange for voting securities (securities convertible into voting securities or options, warrants or rights to purchase voting securities) of the Corporation or any subsidiary thereof if such corporation, person or entity is, or has been at any time within the preceding two years, the beneficial owner of 5% or more of the outstanding shares of stock of the Corporation entitled to vote in elections of Directors.

                                 LEGAL OPINIONS

    The legality of the Shares offered hereby will be passed upon for the Corporation by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. Attorneys of Willkie Farr & Gallagher who have participated in this offering beneficially own an aggregate of 49,761 shares of Common Stock, of which 20,000 are beneficially owned by Robert B. Hodes and 29,761 are beneficially owned by Jack H. Nusbaum (which amount includes 22,750 shares held in trusts as to which Mr. Nusbaum is a co-trustee). Mr. Hodes and Mr. Nusbaum are also Directors of the Corporation.

                                    EXPERTS

    The financial statements, schedules and selected financial data of W. R. Berkley Corporation and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, incorporated by reference in the registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. The financial information for the five years ended December 31, 1994, in the table under "Selected Consolidated Financial Data" incorporated by reference herein and in the Registration Statement has been derived from financial statements audited by KPMG Peat Marwick LLP and has been reported upon by KPMG Peat Marwick LLP. Such financial statements, schedules and selected financial data have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The reports of KPMG Peat Marwick LLP on the financial statements, schedules and selected financial data as described in the preceding paragraph refer to the Company's adoption of the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in 1992 and No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993.

    The financial statements of MECC, Inc. and its subsidiary as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP on the financial statements as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 refers to MECC, Inc. and its subsidiary's adoption of the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993.